WETOUCH TECHNOLOGY INC.

No.29, Third Main Avenue, Shigao Town, Renshou County

Meishan, Sichuan, 620500

People’s Republic of China

(86) 028-37390666

January 5, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alexandra Barone, Staff Attorney
Jan Woo, Legal Branch Chief

Re:	WETOUCH TECHNOLOGY INC.
Registration Statement on Form S-1
Filed December 31, 2020
File No. 333-251845

Dear Sir/Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Wetouch Technology Inc., a Nevada corporation (the “Company”), hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated to 10:00 a.m. EST on Thursday, January 7, 2021, or as soon thereafter as practicable.

The Company acknowledges that:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WETOUCH TECHNOLOGY INC.

By:	/s/ Zongyi Lian
Name:	Zongyi Lian
Title:	President and Chief Executive Officer (Principal Executive Officer)